Exhibit 3.8

CERTIFICATE OF FORMATION

OF

REXNORD INDUSTRIES, LLC

1. The name of the limited liability company is Rexnord Industries, LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801. The name of the registered agent at such address is The Corporation Trust Company.

3. The effective time and date of this Certificate of Formation shall be as of 11:59 p.m. on February 28, 2006.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation this      day of December, 2005.

REXNORD CORPORATION

By:	/s/ Patricia M. Whaley
Name:	Patricia M. Whaley
Title:	Vice President